SECURITIES A[illegible] ...ON
Wa[illegible]

02018007

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2001
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002 PROCESSING WASH... 365

SEC FILE NUMBER
8- 36997

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MID-ATLANTIC SECURITIES INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3008 ANDERSON DRIVE ; STE 204
(No. and Street)

RALEIGH | NC | 27609
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES GLOVER 919-783-7787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMillan, Pate & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

615 OBERLIN Rd | RALEIGH | NC | 27605
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/13

OATH OR AFFIRMATION

I, JAMES B. GLOVER JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MID-ATLANTIC SECURITIES, INC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Treasurer
Title

[signature]
Notary Public

My Commission expires 5/27/2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McMillan, Pate & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

615 OBERLIN ROAD, SUITE 200

RALEIGH, NORTH CAROLINA 27605

James L. McMillan, Jr.
J. Micah Pate, III
Angela W. Banask

Telephone (919) 836-9200
Facsimile (919) 836-9288

Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Mid-Atlantic Securities, Inc.

In planning and performing our audit of the financial statements of Mid-Atlantic Securities, Inc. for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. We noted no material weaknesses as defined above in our audit of the financial statements for the year ended December 31, 2001.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives based on our reconciliation of net capital per the Part IIA Focus Report filing at December 31, 2001 to the net capital computed in a schedule to the financial statements at December 31, 2001.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

McMillan, Pate & Company, LLP

McMillan, Pate & Company, L.L.P.
Raleigh, North Carolina

February 26, 2002

CONTENTS

	Page(s)
Independent Auditors' Report	1
Financial Statements:	
Balance Sheets	2
Statements of Income and Comprehensive Income	3
Statements of Stockholders' Equity	4
Statements of Cash Flows	5-6
Notes to Financial Statements	7-11
Supplemental Information:	
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2001 and 2000	12-13
Schedule of Changes in Liabilities Subordinated to General Creditors	14

MCMILLAN, PATE & COMPANY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
615 OBERLIN ROAD, SUITE 200
RALEIGH, NC 27605

Independent Auditors' Report

Board of Directors
Mid-Atlantic Securities, Inc.

We have audited the accompanying balance sheets of Mid-Atlantic Securities, Inc. as of December 31, 2001 and 2000 and the related statements of income and comprehensive income, stockholders' equity , and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Atlantic Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 12 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McMillan, Pate & Company, LLP

February 26, 2002

MID-ATLANTIC SECURITIES, INC.
Balance Sheets
December 31, 2001 and 2000

	2001	2000
Assets		
Cash and cash equivalents	$ 321,467	$ 267,777
Marketable equity securities - available for sale	10,060	17,100
Accounts receivable:		
Brokers and dealers	74,579	64,737
Other	33,198	24,088
Note receivable (Note 4)	41,065	55,813
Furniture and equipment, at cost, less accumulated depreciation of $25,125 and $22,584 at December 31, 2001 and 2000, respectively	3,539	6,080
Prepaid expenses	7,415	2,749
Deferred tax asset	1,500	-
	$ 492,823	$ 438,344
Liabilities and Stockholders' Equity		
Accounts payable - trade	$ 4,000	$ 8,892
Accrued salaries and commissions	244,437	202,768
Accrued expenses	500	3,536
Income taxes payable	8,000	3,016
Note payable	-	2,173
Deferred tax liability	-	1,200
Subordinated loans (Note 9)	65,000	65,000
Total liabilities	321,937	286,585
Stockholders' equity:		
Class A common stock, $.10 par value; authorized 1,000 shares; issued and outstanding 600 and 550 shares at December 31, 2001 and 2000, respectively	60	55
Class B common stock, $.10 par value; authorized 1,000 shares; none issued	-	-
Additional paid-in capital	64,196	50,405
Accumulated other comprehensive income (loss)	(5,240)	1,800
Retained earnings	111,870	99,499
Total stockholders' equity	170,886	151,759
	$ 492,823	$ 438,344

The accompanying notes are an integral part of the financial statements

MID-ATLANTIC SECURITIES, INC.
Statements of Income and Comprehensive Income
for the years ended December 31, 2001 and 2000

	2001	2000
Commissions:		
Trading	$ 3,008,956	$ 3,610,564
Expenses:		
Commissions	1,705,615	2,248,254
Clearing charges	487,801	628,121
Salaries and benefits	673,162	601,666
Payroll taxes	25,751	23,561
Rent	17,806	16,035
Bad debt expense	13,689	-
Taxes and licenses	8,343	9,836
Professional fees	10,460	8,486
Telephone	10,635	10,162
Office supplies	12,729	18,616
Travel and entertainment	8,351	2,116
Miscellaneous	7,188	5,700
Retirement plan administrative fees	5,272	-
Insurance	3,166	6,371
Depreciation	2,541	2,768
Subscriptions	2,699	1,316
Contributions	1,600	-
	2,996,808	3,583,008
Income from operations	12,148	27,556
Other income (expense):		
Gain on sale of marketable securities	-	7,029
Interest expense	(5,538)	(8,552)
Interest income	10,725	21,527
Other income	-	3,604
Loss on disposal of furniture and equipment	-	(251)
	5,187	23,357
Income before income taxes	17,335	50,913
Provision for income taxes	4,964	8,416
Net income	12,371	42,497
Other comprehensive income (loss):		
Net loss on marketable securities	(7,040)	(8,825)
Comprehensive income	$ 5,331	$ 33,672

The accompanying notes are an integral part of the financial statements

MID-ATLANTIC SECURITIES
Statements of Stockholders' Equity
for the years ended December 31, 2001 and 2000

	Common Stock	Additional Paid in Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 1999	$ 55	$ 50,405	$ 10,625	$ 57,002	$ 118,087
Comprehensive income	-	-	(8,825)	42,497	33,672
Balance at December 31, 2000	$ 55	$ 50,405	$ 1,800	$ 99,499	$ 151,759
Comprehensive income	-	-	(7,040)	12,371	5,331
Issuance of common stock	5	13,791	-	-	13,796
Balance at December 31, 2001	$ 60	$ 64,196	$ (5,240)	$ 111,870	$ 170,886

The accompanying notes are an integral part of the financial statements

MID-ATLANTIC SECURITIES, INC.
Statements of Cash Flows
for the years ended December 31, 2001 and 2000

		2001		2000
Cash flows from operating activities:				
Net income	$	12,371	$	42,497
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Increase in allowance for doubtful accounts		13,689		-
Depreciation		2,541		2,768
Gain on sale of marketable securities		-		(7,029)
Loss on disposal of fixed assets		-		251
Deferred income taxes		(2,700)		5,400
(Increase) decrease in assets:				
Accounts receivable		(18,952)		54,408
Prepaid expenses		(4,666)		3,698
Increase (decrease) in liabilities:				
Accounts payable		(4,892)		3,892
Accrued expenses		38,633		(190,861)
Income taxes payable		4,984		3,016
Net cash provided by (used in) operating activities		41,008		(81,960)
Cash flows from investing activities:				
Capital expenditures		-		(4,232)
Payments on note receivable		1,059		3,582
Purchase of marketable equity securities		-		(3,300)
Proceeds from sale of marketable securities		-		10,029
Net cash provided by investing activities		1,059		6,079
Cash flows from financing activities:				
Repayments to shareholders - subordinated loans		-		(45,000)
Issuance of common stock		13,796		-
Payments on borrowings		(2,173)		(25,117)
Net cash provided by (used in) financing activities		11,623		(70,117)
Net increase (decrease) in cash		53,690		(145,998)
Cash and cash equivalents at beginning of year		267,777		413,775
Cash and cash equivalents at end of year	$	321,467	$	267,777

- Continued -

The accompanying notes are an integral part of the financial statements

Cash paid during the year for:	2001	2000
Income taxes	$ 2,680	$ -
Interest	$ 5,538	$ 8,552

Supplemental disclosure of non-cash investing and financing activities

An unrealized loss in marketable securities of $5,240 has been recorded in the equity section of the financial statements at December 31, 2001, a $7,040 decrease (comprehensive loss) from the $1,800 unrealized gain at December 31, 2000.

An unrealized gain in marketable securities of $1,800 has been recorded in the equity section of the financial statements at December 31, 2000, a $8,825 decrease (comprehensive loss) from the $10,625 unrealized gain at December 31, 1999.

The accompanying notes are an integral
part of the financial statements

1. ORGANIZATION

Mid-Atlantic Securities, Inc. (the "Company") was incorporated in North Carolina on October 6, 1986 and commenced operations in January, 1987. The Company is a broker-dealer in securities. The Company's equity securities are cleared through a clearing broker-dealer. The clearing broker-dealer, on behalf of the Company and for a fee, conducts and confirms security trades, handles security movements and maintains the customers' security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. In addition to the foregoing, a portion of the Company's revenues are derived from the sale of annuity contracts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commissions earned on trades of securities and direct participation programs are recognized as income when the underlying transactions are completed.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

All marketable securities are classified as available-for-sale. As such, they are stated at market value and any unrealized holding gains and losses are reported as other comprehensive income (loss). Realized gains and losses are calculated by using the specific cost method.

Accounts Receivable

The Company uses the direct charge-off method of accounting for uncollectible receivables. In the opinion of management, all uncollectible accounts have been written off.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided using the declining balance method over the estimated useful lives of the related assets, which are generally three to seven years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of furniture and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and an allowance for doubtful accounts regarding a note receivable. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. MARKETABLE SECURITIES

At December 31, 2001, the cost basis of equity securities is $12,000. The unrealized holding loss as of December 31, 2001 is $(5,240) and the market value of securities at that date is $6,760.

4. NOTE RECEIVABLE

The Company holds an unsecured promissory note with a balance of $54,754 at December 31, 2001 which requires monthly payments of $1,000, including interest. The last payment received was on January 17, 2001. The Company expects to collect the note, but has recorded an allowance for doubtful accounts of $13,689 at December 31, 2001 because of delinquency in payments.

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	2001	2000
Computer equipment	$ 12,191	$ 12,191
Furniture and other equipment	16,473	16,473
	28,664	28,664
Less accumulated depreciation	25,125	22,584
	$ 3,539	$ 6,080

6. NET CAPITAL REQUIREMENTS

The Company is subject to the requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 and of the securities exchanges of which it is a member whose requirements are substantially the same. Pursuant to such rule, the Company must satisfy the following requirements: (i) maintain minimum net capital of $50,000, where net capital equals net worth plus subordinated indebtedness minus non-liquid assets and (ii) the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company's net capital was $98,337 and $109,924, respectively ($48,337 and $59,924 in excess of its required net capital of $50,000). The Company's net capital ratio was 2.61 to 1 and 2.02 to 1, at December 31, 2001 and 2000, respectively.

The Company qualifies under the exemptive provisions of Rule 15c3-3, paragraph (k)(2)(B), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption the Company is not required to maintain a reserve account for the benefit of customers.

7. SETTLEMENTS

In 1998, the Company was a defendant or co-defendant in two lawsuits incidental to its securities business. The plaintiffs sought reimbursement for unspecified losses in excess of $350,000 plus punitive damages and attorney's fees. The Company settled the lawsuits in 1998. The combined payment totaled $145,000. The Company was reimbursed by a subcontractor for a portion of the settlement. The reimbursement totaled $30,698. This amount was settled as follows:

Cash	$ 85,000
Note payable	60,000
Total	$ 145,000

The cash has been disbursed, and the settlement loan was paid in full on February 1, 2001.

8. COMMITMENTS AND CONTINGENCIES

During 2001, the Company renewed their clearing agreement with a brokerage house. Under the renewal agreement, the Company must produce a minimum of $300,000 per year of gross commissions with the brokerage house or pay a monthly fee of $5,000 less monthly clearing charges retained by the brokerage house.

9. NOTE PAYABLE AND SUBORDINATED LOANS

The Company has entered the following loan agreements:

	2001	2000
7% unsecured note payable to individual, in monthly installments of $2,186, including interest, paid in full	$ -	$ 2,173
8.5% subordinated loan payable to stockholder, payable on demand after July 31, 2003. Interest to be paid annually	$ 15,000	$ 15,000
8.5% subordinated loan payable to stockholder, payable on demand after July 31, 2003. Interest to be paid annually	15,000	15,000
8.5% subordinated loan payable to stockholder, payable on demand after July 31, 2003. Interest to be paid annually	15,000	15,000
8.5% subordinated loan payable to stockholder, payable on demand June 30, 2003. Interest to be paid annually	10,000	10,000
8.5% subordinated loan payable to stockholder, payable on demand June 30, 2003. Interest to be paid annually	10,000	10,000
	$ 65,000	$ 65,000

Subordinated loans are promises to pay the lender at a scheduled maturity date (July 31, 2003 and June 30, 2003). The proceeds from these agreements are treated as capital under Rule 15c3-1 of the Securities Exchange Act of 1934 (see Note 6) and shall be subject to the risks of the business. The payment of principal and interest shall be and are subordinate in right of payment and subject to the prior payments or provision for payment in full of all claims of all other present and future creditors of the Company arising out of any matter occurring prior to the date on which the related payment obligation matures.

10. INCOME TAXES

The provision for income taxes at December 31, 2001 and 2000 consists of:

	Current	Deferred	Total
2001:			
Federal	$ 5,164	$ (2,000)	$ 3,164
State	2,500	(700)	1,800
	$ 7,664	$ (2,700)	$ 4,964
2000:			
Federal	$ 2,008	$ 4,055	$ 6,063
State	1,008	1,345	2,353
	$ 3,016	$ 5,400	$ 8,416

10. INCOME TAXES (Continued)

Income taxes differ from those computed at the federal statutory rate of 15% primarily due to depreciation and bad debt differences in tax reporting versus financial reporting and to non-deductible expenses.

11. LEASES

The Company leases office space under two month-to-month arrangements. Rental expense for the years ended December 31, 2001 and 2000, was $17, 806 and $16,035, respectively, which are net of subleases which provided rental income of $10,944 in 2001 and 2000.

12. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. Cash equivalents totaling $105,597 at December 31, 2001 consist of short-term cash equivalents in money market funds maintained with a brokerage house. The brokerage house requires that a minimum balance of $25,000 be maintained. The Company also has $83,111 at December 31, 2001 on deposit with a bank in excess of federally insured limits. The Company believes there is minimal credit risk relative to its cash investments.

13. SAVINGS INCENTIVE MATCH PLAN

The Company adopted a SIMPLE IRA Plan effective January 1, 1998. Employees who are reasonably expected to earn at least $5,000 in compensation for the calendar year are eligible to participate. Eligible employees may contribute a percentage of their compensation up to $6,500 per year. The Company matches each eligible employee's contribution, up to a limit of 3% of the employee's compensation. The Company's matching contribution for the years ended December 31, 2001 and 2000, was $14,160 and $13,698, respectively.

14. RELATED PARTY

Accounts receivable - other includes $4,553 and $8,941 at December 31, 2001 and 2000, respectively, due from a company affiliated by common ownership.

MID-ATLANTIC SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2001 and 2000

	2001	2000
Net Capital		
Subordinated loans	$ 65,000	$ 65,000
Total stockholders' equity	170,886	151,759
	235,886	216,759
Deduct non-allowable assets:		
Marketable equity securities haircut	1,014	2,420
Other securities	3,300	-
2% of money market funds haircut	2,112	2,299
Fidelity bond deductible	19,000	-
Accounts receivable - other	33,198	24,088
Furniture and equipment, net	3,539	6,080
Prepaid expenses	7,415	2,749
Non-allowable assets, NASD net capital requirement	25,406	13,386
Note receivable (Note 4)	41,065	55,813
Deferred tax asset	1,500	-
	137,549	106,835
Net capital	$ 98,337	$ 109,924
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 50,000	$ 50,000
Excess net capital	$ 48,337	$ 59,924
Ratio of aggregate indebtedness to net capital	2.61 to 1	2.02 to 1
Aggregate Indebtedness		
Items included in balance sheet:		
Accounts payable - trade	4,000	8,892
Accrued salaries and commissions	244,437	202,768
Accrued expenses	500	3,536
Note payable	-	2,173
Income taxes payable	8,000	3,016
Deferred tax liability	-	1,200
Total aggregate indebtedness	$ 256,937	$ 221,585

MID-ATLANTIC SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2001

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

A reconciliation of net capital per the Part IIA Focus Report filing at December 31, 2001 to the net capital computed on page 12 is as follows:

Net capital per Part IIA Focus Report	$ 105,137
Under accrual of income taxes payable	(8,000)
Over accrual of deferred tax liability	1,200
Net capital per computation on page 12	$ 98,337

MID-ATLANTIC SECURITIES, INC.
Schedule of Changes in Liabilities
Subordinated to General Creditors
December 31, 2001

		2001
Subordinated loans December 31, 2000	$	65,000
Subordinated loans December 31, 2001	$	65,000